SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Amnon Shemer
                                        -------------------
                                        Amnon Shemer
                                        Chief Financial officer



Date: October 6, 2005

ELTEK LTD. CONTACT:

Amnon Shemer, CFO

+972-3-9395023

amnons@eltek.co.il

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EITEK WINS A THREE - YEAR, MULTI - MILLION DOLLAR STRATEGIC AGREEMENT WITH THE
ISRAEL AIRCRAFT INDUSTRIES (IAI)

     o    ELTEK WAS CHOSEN FOLLOWING A HIGHLY CONTESTED TENDER

     o COMPANY EXPECTS NEW AGREEMENT TO GENERATE REVENUES OF APPROXIMATELY $4.5 MILLION OVER A THREE YEAR PERIOD

PETACH-TIKVA, Israel, October 6, 2005 - Eltek Ltd. (NasdaqSC: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced it has expanded its relationship with Israel Aircraft Industries (IAI), signing a three-year, multi-million US Dollar strategic agreement to provide IAI with its high end PCBs for use in highly complex, mission critical avionics equipment and applications. Eltek is one of two PCB suppliers that had been chosen. IAI has already begun to place orders for Eltek's specialty PCBs under the new agreement.

Commenting on the agreement, Arieh Reichart, President and Chief Executive Officer of Eltek, said: "We are honoured to have been chosen by IAI for this strategically important contract. Achieved following a strict evaluation process, this competitive win is another validation of Eltek's unique and advantageous technological competencies and additional proof of the increased recognition these capabilities are gaining among top - tier customers.

"I am very encouraged with the accelerated momentum we are experiencing in signing multi - quarter deals with both existing and new customers. The mutually beneficial award will further strengthen Eltek's long and successful relationship with IAI and provides us with new opportunities in Israel and abroad."

Amnon Shemer, CFO of Eltek commented: "This important win signifies our first multi - year multi - million contract ever achieved with IAI, while IAI is very well known for its highly demanding quality and performance standards. Eltek expects this agreement to generate revenues of approximately $4.5 million over a three-year period. Our growing success in winning this type of agreements will clearly benefit our overall corporate productivity and efficiency along with revenue stability, thus positively impacting our operating results."

ABOUT THE IAI

Israel Aircraft Industries is globally recognized as a leader in developing military and commercial aerospace technology. This distinction is the result of nearly a half-century of designing, engineering and manufacturing, for customers throughout the world. Company sales in the last 5 years was 10.8 billion U.S $ and IAI's net profit for this period was 323 million U.S $.

ABOUT ELTEK

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. Eltek has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

ELTEK SAFE HARBOR STATEMENT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to,statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.